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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13-2(A)

                             (AMENDMENT NO. _____)*


                              Pacific Ethanol, Inc.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                   69423U 10 7
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                                 (CUSIP Number)

   Ryan Turner, Chief Operating Officer, 5711 N. West Avenue, Fresno, CA 93711
                                 (559) 435-1771
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 23, 2005
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)
                               (Page 1 of 8 Pages)


---------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 69423U 10 7             SCHEDULE 13D                       Page 2 of 8

                                                                       Exhibit A

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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       SOUTHERN COUNTIES OIL CO., a California limited partnership
       Tax ID No. 33-0488996
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                        (b) | |
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  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                 | |

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       California
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    NUMBER OF            7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY                0
    OWNED BY        ------------------------------------------------------------
      EACH               8    SHARED VOTING POWER
    REPORTING
     PERSON                   1,500,000
      WITH          ------------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              1,500,000
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,500,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                               | |

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.4% (1)
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  14   TYPE OF REPORTING PERSON

       PN
--------------------------------------------------------------------------------

(1) The number of outstanding shares for purposes of this calculation consists of 27,721,985 shares outstanding as of March 23, 2005.

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CUSIP No. 69423U 10 7             SCHEDULE 13D                       Page 3 of 8

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       FRANK P. GREINKE
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                        (b) | |
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                 | |

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       California
--------------------------------------------------------------------------------
    NUMBER OF            7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY                0
    OWNED BY        ------------------------------------------------------------
      EACH               8    SHARED VOTING POWER
    REPORTING
     PERSON                   1,500,000
      WITH          ------------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              1,500,000
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,500,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                               | |

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.4% (1)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

(1) The number of outstanding shares for purposes of this calculation consists of 27,721,985 shares outstanding as of March 23, 2005.

CUSIP No. 69423U 10 7             SCHEDULE 13D                       Page 4 of 8

ITEM 1.   SECURITY AND ISSUER.

     The securities that are the subject of this statement consist of common stock, $.001 par value per share, of Pacific Ethanol, Inc., a Delaware corporation formerly known as Accessity Corp. (the "Issuer"). The names and the address of the principal executive officers of the Issuer are as follows:

     Principal Executive Officers:   Neil M. Koehler, Chief Executive Officer
                                      and President
                                     Ryan Turner, Chief Operating Officer and
                                      Secretary
                                     William G. Langley, Chief Financial Officer

     Address:  Pacific Ethanol, Inc.
               5711 N. West Avenue
               Fresno, CA  93711

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This Schedule 13D is filed by the following person and entity (collectively referred to herein as the "Reporting Persons"):

          (i)  Southern Counties Oil Co., a California limited partnership
               ("SCOC")
          (ii) Frank P. Greinke, an individual resident of the State of California ("Greinke")

     (b) The address for the Reporting Persons is:

         Southern Counties Oil Co.
         1800 W. Katella, Suite 400
         Orange, CA  92863-4159

     (c) The principal business of SCOC is the distribution of fuel and fuel management. The principal occupation of Greinke is the Chief Executive Officer of Southern Counties Oil Co., a California corporation which is the general partner of SCOC.

     (d) - (e) During the last five years neither of the Reporting Persons has,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) SCOC is a California limited partnership.
         Greinke is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As described in Item 4 below, SCOC acquired its shares of common stock of the Issuer by way of a share exchange transaction, with the consideration for SCOC's acquisition of shares of Issuer common stock being SCOC's shares of common stock of Pacific Ethanol, Inc., a California corporation ("PEI California"). The disclosures set forth in Item 4 are incorporated herein by reference.

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CUSIP No. 69423U 10 7             SCHEDULE 13D                       Page 5 of 8

ITEM 4.   PURPOSE OF TRANSACTION.

     On March 23, 2005, the Issuer completed a share exchange transaction (the "Share Exchange Transaction") with the shareholders of PEI California and the holders of the membership interests of each of Kinergy Marketing, LLC, an Oregon limited liability company ("Kinergy"), and ReEnergy, LLC, a California limited liability company ("ReEnergy"), pursuant to which the Issuer acquired all of the issued and outstanding capital stock of PEI California and all of the outstanding membership interests of Kinergy and ReEnergy.

     The Issuer's predecessor, Accessity Corp., a New York corporation, entered into a Share Exchange Agreement dated as of May 14, 2004, as amended on July 30, 2004, October 1, 2004, January 7, 2005, February 16, 2005 and March 3, 2005 with PEI California, Kinergy, ReEnergy and the holders of the capital stock and membership interests thereof.

     Prior to the consummation of the Share Exchange Transaction, Accessity reincorporated in the State of Delaware under the name "Pacific Ethanol, Inc" through a merger of Accessity with and into its then-wholly-owned Delaware subsidiary named Pacific Ethanol, Inc., which was formed for the purpose of effecting the reincorporation (the "Reincorporation Merger"). In connection with the Reincorporation Merger, the shareholders of Accessity became stockholders of the Issuer and the Issuer succeeded to the rights, properties and assets and assumed the liabilities of Accessity. Also in connection with the Reincorporation Merger, the former shareholders of Accessity became the shareholders of the Issuer and holders of options and warrants to acquire shares common stock of Accessity became holders of options and warrants of the Issuer.

     In the Share Exchange Transaction, PEI California shareholders received one share of the Issuer's common stock for each share of PEI California common stock they owned, the sole limited liability company member of Kinergy received 38,750 shares of the Issuer's common stock for each one percent of outstanding limited liability company interest he owned, and the limited liability company members of ReEnergy received 1,250 shares of the Issuer's common stock for each one percent of outstanding limited liability company interest they owned. In addition, holders of options and warrants to acquire shares of common stock of PEI California became holders of warrants to acquire an equal number of shares of the Issuer's common stock.

     Except as described in Item 4, neither of the Reporting Persons has any plans or proposals that relate to or would result in: (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

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CUSIP No. 69423U 10 7             SCHEDULE 13D                       Page 6 of 8

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Persons beneficially own 1,500,000 shares of common stock of the Issuer, which equals approximately 5.4% of the outstanding shares of common stock of the Issuer as of March 23, 2005.

     (b) The Reporting Persons have shared voting and dispositive power as to the 1,500,000 shares.

     (c) Other than as described above in Item 4, neither of the Reporting Persons has effected any transactions in the Issuer's common stock during the past 60 days.

     (d) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     SCOC is a party to that certain Voting Agreement (the "Voting Agreement") dated October 27, 2003 by and among SCOC and William L. Jones and Maurine Jones, husband and wife, Ryan Turner and Wendy Turner, husband and wife, and Andrea Jones, an individual, each of whom is also a shareholder of the Issuer (collectively, the "Shareholders"). Such Voting Agreement provides that the Shareholders must vote no less than 1,700,001 of their collective shares (the "Allocated Shares") in favor of Frank P. Greinke's candidacy as a member of the Issuer's (formerly PEI California's) Board of Directors. Mr. Greinke is the Chief Executive Officer of Southern Counties Oil Co., a California corporation and SCOC's general partner, and is also a director of the Issuer. The Shareholders have the exclusive right to vote the Allocated Shares as they wish with regard to all other matters. The Voting Agreement also provides that the Shareholders may not transfer the Allocated Shares without the written consent of SCOC. SCOC consented to the transfer of the Allocated Shares in connection with the Share Exchange Transaction described in Item 4 above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

        2.1 Agreement and Plan of Merger dated March 23, 2005 between the Company and Accessity Corp. (1)

        2.2 Share Exchange Agreement dated as of May 14, 2004 by and among Accessity Corp., Pacific Ethanol, Inc., Kinergy Marketing, LLC, ReEnergy, LLC and the other parties named therein (1)

        2.3 Amendment No. 1 to Share Exchange Agreement dated as of July 29, 2004 by and among Accessity Corp., Pacific Ethanol, Inc., Kinergy Marketing, LLC, ReEnergy, LLC and the other parties named therein (1)

        2.4 Amendment No. 2 to Share Exchange Agreement dated as of October 1, 2004 by and among Accessity Corp., Pacific Ethanol, Inc., Kinergy Marketing, LLC, ReEnergy, LLC and the other parties named therein (1)

        2.5 Amendment No. 3 to Share Exchange Agreement dated as of January 7, 2005 by and among Accessity Corp., Pacific Ethanol, Inc., Kinergy Marketing, LLC, ReEnergy, LLC and the other parties named therein (1)

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CUSIP No. 69423U 10 7             SCHEDULE 13D                       Page 7 of 8

        2.6 Amendment No. 4 to Share Exchange Agreement dated as of February 16, 2005 by and among Accessity Corp., Pacific Ethanol, Inc., Kinergy Marketing, LLC, ReEnergy, LLC and the other parties named therein (1)

        2.7 Amendment No. 5 to Share Exchange Agreement dated as of March 3, 2005 by and among Accessity Corp., Pacific Ethanol, Inc., Kinergy Marketing, LLC, ReEnergy, LLC and the other parties named therein (1)

        9.1 Voting Agreement dated as of October 27, 2003 by and among Southern Counties Oil Co., a California limited partnership, William L. Jones and Maurine Jones, Ryan Turner and Wendy Turner, and Andrea Jones

        (1) Filed as an exhibit to the Issuer's current report on Form 8-K for March 23, 2005 and incorporated herein by reference.



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CUSIP No. 69423U 10 7             SCHEDULE 13D                       Page 8 of 8


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          March 31, 2005
                            ---------------------------------------------
                                              (Date)


                            SOUTHERN COUNTIES OIL CO.,
                            a California limited partnership

                              By: SOUTHERN COUNTIES OIL CO., a California
                                  corporation, its General Partner


                                  By: /s/  Frank P. Greinke
                                      -----------------------------------------
                                      Frank P. Greinke, Chief Executive Officer